EXHIBIT 99.1
Seabridge Gold Inc.
News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	August 8, 2014

Seabridge Gold Acquires an Additional 2,896,000 Common Shares of
Calico Resources Corp. upon Exercise of Special Warrants

TORONTO, Aug. 8, 2014 – Seabridge Gold Inc. (“Seabridge”) (TSX:SEA) (NYSE:SA) announced that it has acquired, on behalf of its wholly-owned subsidiary, Seabridge Gold Corporation, 2,896,000 common shares (the “Acquired Shares”) of Calico Resources Corp. (“Calico”) (TSX-V: CKB) upon exercise of 2,896,000 Special Warrants of Calico.

The Acquired Shares represent 4.4% of the outstanding shares of Calico. In total, Seabridge now owns and controls 13,859,477 common shares of Calico, representing 21.2% of the outstanding common shares.

The Acquired Shares were issued in a private transaction.

Seabridge does not presently intend to make further investments in Calico.

A copy of the related early warning report filed with the Ontario, British Columbia and Alberta Securities Commissions may be obtained from the SEDAR website (www.sedar.com) or by contacting Gloria Trujillo of Seabridge at (416) 367-9292.

About Seabridge Gold Inc.
Seabridge holds a 100% interest in several North American gold projects. The company's principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For more information, visit www.seabridgegold.net.

ON BEHALF OF THE BOARD

Rudi Fronk
Chairman & CEO

For further information please contact:
Rudi P. Fronk, Chairman and CEO

Tel: (416) 367-9292 • Fax: (416) 367-2711
Email: info@seabridgegold.net